Exhibit 99.1

> NICE Systems Limited	> T 972 9 775 3777	F 972 9 743 4282	> Insight from Interactions
8 Hapnina Street POB 690	E info@nice.com
Ra’anana 43107 Israel

NICE Systems Achieves Sequential Growth in Revenues and
non-GAAP EPS in Third Quarter 2009

Backlog at all-time high; Book to bill greater than one for quarter and nine months

Ra’anana, Israel, November 2, 2009 – NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions, transactions and surveillance to drive performance and prevent crime, today announced results for the third quarter of 2009.

Third quarter 2009 non-GAAP revenues were $146.1 million, up 4.0% from $140.5 million in the second quarter 2009 and 10.4% down from $163.0 million in the third quarter of 2008. Non-GAAP revenues for the first three quarters of 2009 were $425.7 million, 8.4% down from the first three quarters of 2008.

Non-GAAP gross profit was $91.8 million, or 62.9% gross margin in the third quarter of 2009, up from $88.4 million, or 62.9% in the second quarter 2009 and compared to $105.6 million, or 64.8%, in the third quarter of 2008. Non-GAAP operating margin in the third quarter of 2009 reached 17.0%, compared to 17.5% in the second quarter 2009 and 18.6% in the third quarter 2008. Non-GAAP operating profit was $24.9 million, up from $24.6 million in the second quarter of 2009 and compared to $30.3 million in the third quarter of 2008.

Third quarter 2009 non-GAAP net income was $24.0 million, or 16.4% of revenues, up from $22.1 million, or 15.7% in the second quarter 2009 and compared to $26.7 million, or 16.4% of revenues in the third quarter of 2008. Non-GAAP earnings per fully diluted share in the third quarter were $0.38, up from $0.36 in the second quarter 2009 and compared to $0.43 in the third quarter of 2008.

On a GAAP basis: Third quarter 2009 revenues were $144.7 million, compared to $140.5 million in the second quarter of 2009 and $162.5 million in the third quarter of 2008. Revenues for the first three quarters of 2009 were $424.3 million compared to $461.1 million in the first three quarters of 2008. Third quarter 2009 gross profit was $85.4 million, compared with $100.3 million in the third quarter of 2008; The company operating profit was $4.8 million, compared to $16.1 million, in the third quarter of 2008; and third quarter 2009 net income reached $7.8 million, or $0.12 per fully diluted share, compared to net income of $10.9 million, or $0.18 per share, on a fully diluted basis, for the third quarter of 2008. Net income for the first three quarters of 2009 increased to $30.0 million, up from $20.4 million in the first three quarters of 2008. Earnings per share on a fully diluted basis, for the first three quarters of 2009 increased to $0.48 from $0.33 in the first three quarters of 2008.

Third quarter 2009 operating cash flow was $28.3 million. Total cash and equivalents as of September 30, 2009 were $518.4 million, with no debt. This follows the approximately $85 million that were paid for the two acquisitions completed during the quarter and compares to $558.8 million as of June 30, 2009.

“We are satisfied with our performance in the third quarter, as bookings, revenues and non-GAAP profitability reached record levels for the year. Furthermore, our order intake continued to improve during the quarter, with book to bill ratio, on both a quarterly and yearly basis, exceeding one, resulting in the company’s backlog reaching an all-time record high. This quarter we continued to strengthen our market position with major wins such as the $55 million mega security deal from a government agency, as well as, several strategic deals in our enterprise business. Moreover, we continued to strengthen our Actimize business with the acquisition of Fortent, progressing on track with our plans, as we established Actimize as the industry’s largest and broadest financial crime solution provider,” commented Mr. Zeevi Bregman, President and Chief Executive Officer, NICE Systems Ltd. “Looking ahead, we are cautiously optimistic that these trends will continue to generate gradual growth for NICE in the fourth quarter and 2010,” Mr. Bregman concluded.

Conference Call
NICE management will host a teleconference, today, November 2, 2009, at 8:30 ET, 15:30 Israel, to discuss the results and the company’s outlook. Please call the following dial-in numbers to participate in the first quarter 2009 call: United States + 1-888-668-9141 or + 1-888 – 281-1167, International + +972-3-9180610, Israel +972-3- 918-0610. This call will be webcast live on http://www.nice.com at http://www.nice.com/investor_relations/calendar.php. An online replay will also be available approximately three hours following the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing: United States 1-888-269-0005, International +972-3- 925-5921, Israel +972-3-925-5921.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share based compensation expenses, settlement and related expenses, other than temporarily impairment on marketable securities as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications.  NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies.  More information is available at http://www.nice.com/.

Corporate Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com
Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Three months ended September 30,		Nine months ended September 30.
	2008 Unaudited	2009 Unaudited	2008 Unaudited	2009 Unaudited

Revenue
Product	$87,991	$69,233	$260,112	$203,509
Services	74,501	75,451	200,962	220,785

Total revenue	162,492	144,684	461,074	424,294

Cost of revenue
Product	25,070	22,648	70,431	63,323
Services	37,120	36,612	106,940	108,747

Total cost of revenue	62,190	59,260	177,371	172,070

Gross profit	100,302	85,424	283,703	252,224

Operating Expenses:
Research and development, net	19,676	19,454	57,697	55,465
Selling and marketing	37,163	35,116	110,684	102,995
General and administrative	23,529	21,964	73,100	55,249
Amortization of acquired intangible assets	3,837	4,077	10,821	11,329
Settlement and related expenses	-	-	9,870	-

Total operating expenses	84,205	80,611	262,172	225,038

Operating income	16,097	4,813	21,531	27,186

Financial income (expense), net	(1,367)	1,622	6,137	6,240
Other expenses, net	(16)	(27)	(31)	(100)

Income before taxes on income	14,714	6,408	27,637	33,326
Taxes (tax benefit) on income	3,790	(1,388)	7,270	3,319

Net income	$10,924	$7,796	$20,367	$30,007

Basic earnings per share	$0.18	$0.13	$0.34	$0.49

Diluted earnings per share	$0.18	$0.12	$0.33	$0.48

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	60,388	61,332	59,944	61,118
Diluted earnings per share	61,547	62,887	61,311	62,082

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

Table of Reconciliation from GAAP Revenues to Non-GAAP Revenues

	Quarter Ended September 30,		Year to Date September 30,
	2008	2009	2008	2009

GAAP revenues	$162,492	$144,684	$461,074	$424,294
US GAAP valuation adjustment on acquired deferred revenue*	504	1,367	3,959	1,455

Non-GAAP revenues	$162,996	$146,051	$465,033	$425,749

*adjustment on product revenue	-	480	1,945	480
adjustment on service revenue	504	887	2,014	975

Table of Reconciliation from GAAP Cost Of Revenue to Non-GAAP Cost Of Revenue

	Quarter Ended September 30,		Year to Date September 30,
	2008	2009	2008	2009

GAAP cost of revenue	$62,190	$59,260	$177,371	$172,070
Amortization of acquired intangible assets	(4,146)	(4,330)	(12,461)	(12,429)
Share-based compensation	(663)	(713)	(2,493)	(1,760)
Re-organization expenses	-	-	-	(321)

Non-GAAP cost of revenue	$57,381	$54,217	$162,417	$157,560

Table of Reconciliation from GAAP Gross Profit to Non-GAAP Gross Profit

	Quarter Ended September 30,		Year to Date September 30,
	2008	2009	2008	2009

GAAP gross profit	$100,302	$85,424	$283,703	$252,224
US GAAP valuation adjustment on acquired deferred revenue	504	1,367	3,959	1,455
Amortization of acquired intangible assets	4,146	4,330	12,461	12,429
Share-based compensation	663	713	2,493	1,760
Re-organization expenses	-	-	-	321

Non-GAAP gross profit	$105,615	$91,834	$302,616	$268,189

Table of Reconciliation from GAAP Operating Expenses to Non-GAAP Operating Expenses

	Quarter Ended September 30,		Year to Date September 30,
	2008	2009	2008	2009

GAAP operating expenses	$84,205	$80,611	$262,172	$225,038
Amortization of acquired intangible assets	(3,837)	(4,077)	(10,821)	(11,329)
Acquisition related compensation expense	(306)	(716)	(1,284)	(1,327)
Share-based compensation	(4,721)	(4,815)	(16,802)	(11,179)
Re-organization expenses	-	-	-	(1,840)
Acquisition related expenses	-	(4,069)	-	(4,069)
Settlement and related expenses	-	-	(9,870)	-

Non-GAAP operating expenses	$75,341	$66,934	$223,395	$195,294

Table of Reconciliation from GAAP Operating Income to Non-GAAP Operating Income

	Quarter Ended September 30,		Year to Date September 30,
	2008	2009	2008	2009

GAAP operating income	$16,097	$4,813	$21,531	$27,186
US GAAP valuation adjustment on acquired deferred revenue	504	1,367	3,959	1,455
Amortization of acquired intangible assets	7,983	8,407	23,282	23,758
Acquisition related compensation expense	306	716	1,284	1,327
Share-based compensation	5,384	5,528	19,295	12,939
Re-organization expenses	-	-	-	2,161
Acquisition related expenses	-	4,069	-	4,069
Settlement and related expenses	-	-	9,870	-

Non-GAAP operating income	$30,274	$24,900	$79,221	$72,895

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands (except per share amounts)

Table of Reconciliation from GAAP Net Finance & Other Income (Expense) to Non-GAAP Net Finance & Other Income (Expense)

	Quarter Ended September 30,		Year to Date September 30,
	2008	2009	2008	2009

GAAP finance & other income (expense)	$(1,367)	$1,622	$6,137	$6,240
Other than temporary impairment on marketable securities	4,512	-	4,512	-
Re-organization expenses	-	-	-	52

Non-GAAP operating income	$3,145	$1,622	$10,649	$6,292

Table of Reconciliation from GAAP Taxes (Tax Benefit) on Incometo Non-GAAP Taxes (Tax Benefit) on Income

	Quarter Ended September 30,		Year to Date September 30,
	2008	2009	2008	2009

GAAP taxes	$3,790	$(1,388)	$7,270	$3,319
Tax adjustments re non-gaap adjustments	2,916	3,898	10,030	8,371

Non-GAAP taxes	$6,706	$2,510	$17,300	$11,690

Table of Reconciliation from GAAP Net Income to Non-GAAP Net Income

	Quarter Ended September 30,		Year to Date September 30,
	2008	2009	2008	2009

GAAP net income	$10,924	$7,796	$20,367	$30,007
US GAAP valuation adjustment on acquired deferred revenue	504	1,367	3,959	1,455
Amortization of acquired intangible assets	7,983	8,407	23,282	23,758
Acquisition related compensation expense	306	716	1,284	1,327
Share-based compensation	5,384	5,528	19,295	12,939
Re-organization expenses	-	-	-	2,213
Acquisition related expenses	-	4,069	-	4,069
Settlement and related expenses	-	-	9,870	-
Other than temporary impairment on marketable securities	4,512	-	4,512	-
Tax adjustments re non-gaap adjustments	(2,916)	(3,898)	(10,030)	(8,371)

Non-GAAP net income	$26,697	$23,985	$72,539	$67,397

Table Comparing GAAP Diluted Earnings Per Share to Non-GAAP Earnings Per Share

	Quarter Ended September 30,		Year to Date September 30,
	2008	2009	2008	2009

GAAP diluted earnings per share	$0.18	$0.12	$0.33	$0.48

Non-GAAP diluted earnings per share	$0.43	$0.38	$1.17	$1.09

Shares used in computing US GAAP diluted earnings per share (in thousands)	61,547	62,887	61,311	62,082

Shares used in computing Non-GAAP diluted earnings per share (in thousands)	61,874	62,792	61,791	62,051

Share-based Compensation

	Quarter Ended September 30,		Year to Date September 30,
	2008	2009	2008	2009

Cost of product revenue	$(85)	$(10)	$(275)	$(238)
Cost of service revenue	(578)	(703)	(2,218)	(1,522)
Research and development	(937)	(1,194)	(4,743)	(2,096)
Sales and marketing	(1,519)	(1,654)	(5,198)	(4,171)
General and administrative	(2,265)	(1,967)	(8,235)	(4,912)

	$(5,384)	$(5,528)	$(20,669)	$(12,939)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2008	September 30, 2009
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$144,376	$144,685
Short-term investments	186,072	179,906
Trade receivables	104,115	93,780
Other receivables and prepaid expenses	23,697	30,129
Inventories	11,500	12,504
Deferred tax assets	8,400	9,323

Total current assets	478,160	470,327

LONG-TERM ASSETS:
Marketable securities	170,923	193,763
Other long-term assets	17,949	23,418
Deferred tax assets	7,373	7,711
Property and equipment, net	23,394	22,332
Other intangible assets, net	145,402	172,413
Goodwill	445,504	498,115

Total long-term assets	810,545	917,752

TOTAL ASSETS	$1,288,705	$1,388,079

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$23,060	$16,466
Accrued expenses and other liabilities	237,589	267,986

Total current liabilities	260,649	284,452

LONG-TERM LIABILITIES:
Deferred tax liabilities	37,060	39,154
Other long-term liabilities	20,174	22,670

Total long-term liabilities	57,234	61,824

SHAREHOLDERS' EQUITY	970,822	1,041,803

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,288,705	$1,388,079

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Three months ended September 30,		Nine months ended September 30.
	2008 Unaudited	2009 Unaudited	2008 Unaudited	2009 Unaudited

Cash flows from operating activities:

Net income	$10,924	$7,796	$20,367	$30,007
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	10,964	11,831	31,624	33,776
Stock based compensation	5,382	5,528	19,383	12,939
Excess tax shortfall (benefit) from share-based payment arrangements	80	(633)	(754)	(632)
Accrued severance pay, net	1,101	(301)	1,224	(1,347)
Amortization of discount (premium) and accrued interest
on marketable securities	236	728	1,383	1,394
Loss (gain) on marketable securities sold, called or impaired	4,512	(126)	4,881	(823)
Deferred taxes, net	(123)	(2,213)	(3,616)	(7,095)
Decrease (increase) in trade receivables	1,394	(3,072)	(4,288)	16,895
Increase in other receivables and prepaid expenses	(480)	(4,991)	(2,533)	(5,539)
Decrease in inventories	1,190	697	1,095	1,692
Decrease in trade payables	(3,786)	(5,314)	(1,763)	(8,328)
Increase in accrued expenses and other liabilities	1,077	18,582	26,024	17,251
Other	(127)	(164)	(56)	112

Net cash provided by operating activities	32,344	28,348	92,971	90,302

Cash flows from investing activities:

Purchase of property and equipment	(4,938)	(2,095)	(11,855)	(6,012)
Proceeds from sale of property and equipment	12	3	18	38
Investment in marketable securities	(13,269)	(17,398)	(147,786)	(123,519)
Proceeds from maturity, call and sale of marketable securities	20,660	48,025	108,261	149,640
Investment in short-term bank deposits	(44,020)	(31,021)	(44,040)	(110,021)
Proceeds from short-term bank deposits	26	17,014	39,074	69,464
Capitalization of software development costs	(408)	(387)	(1,151)	(943)
Purchase of intangible assets	(3,501)	-	(3,501)	(1,000)
Refunds (payments) for acquisitions	76	(80,459)	(21,674)	(84,903)
Received upon the realization of investment in an affiliate	-	-	964	-

Net cash used in investing activities	(45,362)	(66,318)	(81,690)	(107,256)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of share options and ESPP, net	1,281	11,551	14,016	15,550
Excess tax benefit (shortfall) from share-based payment arrangements	(80)	633	754	632

Net cash provided by financing activities	1,201	12,184	14,770	16,182

Effect of exchange rate changes on cash	(1,053)	367	(985)	1,081

Increase (decrease) in cash and cash equivalents	(12,870)	(25,419)	25,066	309
Cash and cash equivalents at beginning of period	154,555	170,104	116,619	144,376

Cash and cash equivalents at end of period	$141,685	$144,685	$141,685	$144,685

Forward Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messr Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.